UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Biovail Corporation International
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09067k106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
Associated Capital, L.P.
Associated Capital Offshore, L.P.                         Margery K. Neale, Esq.
A Cap, Inc.                            Shereff, Friedman, Hoffman & Goodman, LLP
Jay H. Zises                                                    919 Third Avenue
Selig A. Zises                                          New York, New York 10022
Nancy J. Frankel-Zises                                            (212) 758-9500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               March 20, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
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CUSIP No.  09067k106                                      Page  2  of  16  Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  ASSOCIATED CAPITAL, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                7         SOLE VOTING POWER
                                      562,500
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8         SHARED VOTING POWER
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     9         SOLE DISPOSITIVE POWER
     EACH                             562,500
   REPORTING    ----------------------------------------------------------------
    PERSON      10        SHARED DISPOSITIVE POWER
      WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          562,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          2.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                                          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------------------------------------------------------------
                                   SCHEDULE 13D
CUSIP No.  09067k106                                      Page  3  of  16  Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  ASSOCIATED CAPITAL OFFSHORE, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS
--------------------------------------------------------------------------------
                7         SOLE VOTING POWER
                                      18,000
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8         SHARED VOTING POWER
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     9         SOLE DISPOSITIVE POWER
     EACH                             18,000
   REPORTING    ----------------------------------------------------------------
    PERSON      10        SHARED DISPOSITIVE POWER
      WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          18,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                                          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------------------------------------------------------------
                                   SCHEDULE 13D
CUSIP No.  09067k106                                       Page  4  of  16 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  A CAP, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
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                 7    SOLE VOTING POWER
                                 580,500
   NUMBER OF     ---------------------------------------------------------------
    SHARES       8    SHARED VOTING POWER
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY      9    SOLE DISPOSITIVE POWER
     EACH                        580,500
   REPORTING     ---------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
      WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          580,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          2.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                                          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

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                                   SCHEDULE 13D
CUSIP No.  09067k106                                       Page  5  of 16  Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  JAY H.  ZISES
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                  WC, PF, 00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
                                 940,343
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER        106,949
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     9    SOLE DISPOSITIVE POWER     940,343
     EACH       ----------------------------------------------------------------
   REPORTING    10   SHARED DISPOSITIVE POWER
    PERSON                       106,949
      WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          1,047,292
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          4.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------------------------------------------------------------
                                   SCHEDULE 13D
CUSIP No.  09067k106                                      Page  6  of  16  Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  SELIG A.  ZISES
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                  PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
                                 416,936
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER              193,929
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     9    SOLE DISPOSITIVE POWER           416,936
     EACH       ----------------------------------------------------------------
   REPORTING    10   SHARED DISPOSITIVE POWER
    PERSON                       193,929
      WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          610,865
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          2.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                         SCHEDULE 13D - Amendment No. 2

      This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 28, 1995 (the "Statement") with respect to the common stock, no par value per share, of Biovail Corporation International (the "Common Stock"). Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 2. Identity and Background

      (a), (b), (c) and (f) Associated Capital Offshore, L.P., a Cayman Islands limited partnership ("Associated Offshore"), is being added to the Reporting Persons originally specified in the Statement. The business address of Associated Offshore is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

      The principal business of Associated Offshore is investments.

Item 3. Source and Amount of Funds

      The information contained in Item 3 to the Schedule is hereby amended and supplemented as follows:

      Associated Capital purchased an aggregate of 45,500 shares at an aggregate cost of $1,381,437.50, using its own funds. Associated Offshore purchased an aggregate of 48,000 shares at an aggregate cost of $1,299,305.50. Jay H. Zises purchased an aggregate of 33,000 shares of Common Stock for his personal and retirement accounts at an aggregate cost of $967,625.00, using his own funds. Selig A. Zises purchased an aggregate of 218,700 shares of Common Stock, and options to purchase 192,500 shares of Common Stock, for his personal and retirement accounts at an aggregate cost of $5,350,681 and $348,520.75, respectively, using his own funds. The 52,000 shares of Common Stock, and options to purchase 181,000 shares of Common Stock, acquired by Lynn Zises were acquired at an aggregate cost of $1,350,937.50 and $408,689.25, respectively, using her own funds.

      All of the amounts reported herein are net of commissions.

Item 5. Interest in Securities of the Issuer

      The information contained in Item 5 to the Schedule is hereby amended and supplemented as follows:

      (a) and (b) Associated is the beneficial and record owner of 562,500 shares of

Common Stock, or 2.2% of the outstanding shares of Common Stock. Associated Offshore is the beneficial and record owner of 18,000 shares of Common Stock, or less than 0.1% of the outstanding shares of Common Stock.

      As the general partner of Associated, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 562,500 shares of Common Stock owned by Associated. As the investment manager or Associated Offshore, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 18,000 shares of Common Stock owned by Associated Offshore.1 Accordingly, A Cap may be deemed to be the beneficial owner of such 580,500 shares of Common Stock or 2.3% of the outstanding shares of Common Stock.

      Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 580,500 shares of Common Stock or 2.3% of the outstanding shares of Common Stock.

      Jay Zises is the beneficial and record owner of an aggregate of 350,486 shares of Common Stock or 1.4% of the outstanding in his personal account, individual retirement account ("IRA") and Keogh account. As hereinafter described, Mr. Zises also may be deemed to own beneficially an additional 116,306 shares of Common Stock or 0.5% of the outstanding. Such shares are owned of record as follows: (i) 18,391 shares of Common Stock (0.1%) in the account of his son, Justin Zises, (ii) 9,357 shares of Common Stock (less than 0.1%) held in an UGMA account for the benefit of his daughter, Meryl Zises, (iii) 18,391 shares of Common Stock (0.1%) in the account of his daughter, Lara Zises, (iv) 18,391 shares of Common Stock (0.1%) in the account of his daughter, Samantha Zises, (v) 23,388 shares of Common Stock (0.1%) in the account of his ex-wife, Susan Zises, and (vi) 28,388 shares of Common Stock (0.1%) in the account of his mother-in-law, Inge Frankel.

      In addition to the 562,500 shares of Common Stock owned by Associated and the 18,000 shares of Common Stock owned by Associated Offshore, Jay Zises has sole power to vote or direct the vote of, and to dispose and to direct the disposition of, 359,843 shares of Common Stock, consisting of (A) the 350,486 shares held in Mr. Zises's personal, IRA and Keogh accounts, and (B) the 9,357 shares held in the UGMA account for Meryl Zises. Jay Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 106,949 shares of Common Stock, consisting of (A) the 18,391 shares held in Lara Zises's account, (B) the 18,391 shares held in Samantha Zises's account, (C) the 18,391 shares held in Justin Zises's account, (D) the 23,388 shares held in Susan Zises's account, and (E) the 28,388

----------
      1 A Cap. Ltd., a Cayman Islands company, is the sole general partner of Associated Offshore. A Cap Ltd. has delegated all of its discretionary authority over the investments of Associated Offshore to A Cap as investment manager.

shares held in Inge Frankel's account.

      Selig A. Zises is the beneficial and record owner of an aggregate of 315,436 shares of Common Stock and options to purchase 101,500 shares of Common Stock, totalling 1.6% of the outstanding, in Mr. Zises's personal account and IRA. In addition, as described below, Mr. Zises also may be deemed to own beneficially an additional 147,929 shares of Common Stock and options to purchse 46,000 shares of Common Stock, totalling 0.8% of the outstanding, held in the account of his daughter, Lynn Zises.

      Selig A. Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 416,936 shares of Common Stock, consisting of all of the shares and options held in Mr. Zises's personal and IRA accounts. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 193,929 shares of Common Stock, consisting of the shares and options held in Lynn Zises's account.

      The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act").

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Selig A. Zises has an arrangement with a registered broker-dealer whereby he is obligated to deliver 162,500 shares of Common Stock to such broker-dealer. Lynn Zises has an arrangement with a registered broker-dealer whereby she is obligated to deliver 130,500 shares of Common Stock to such broker-dealer.

Item 7. Material to be Filed as Exhibits

      Exhibit A. Agreement of Joint Filing.

      Exhibit B. Purchases of Common Stock and options to purchase Common Stock of Issuer.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ASSOCIATED CAPITAL, L.P.
                                    By: A CAP, INC., as General Partner


                                    By:  /s/ Jay H. Zises, President
                                        ----------------------------------------

                                        Jay H. Zises, President

                                    ASSOCIATED CAPITAL OFFSHORE, L.P.
                                    By: A CAP, LTD., as General Partner


                                    By:  /s/ J.D. Hunter
                                        ----------------------------------------
                                        J.D. Hunter, Managing Director

                                    A CAP, INC.

                                    By:  /s/ Jay H. Zises, President
                                         ---------------------------------------
                                        Jay H. Zises, President

                                         /s/ Jay H. Zises
                                    --------------------------------------------
                                    JAY H. ZISES


                                         /s/ Selig A. Zises
                                    --------------------------------------------
                                    SELIG A. ZISES


                                         /s/ Nancy Frankel-Zises
                                    --------------------------------------------
                                    NANCY FRANKEL-ZISES

Dated:   March 21, 1997